FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 24, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 24, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


20 November 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 5,220 Ordinary shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 21 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

21 November 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 21 November 2003, that as a result of movement in the fund on 20 November 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,786,047 to 18,702,706 at an average price of $45.95.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

21 November 2003

               US COURT OF APPEALS RULES IN AUGMENTIN PATENT CASE

LONDON, November 21, 2003 -- GlaxoSmithKline (GSK) today announced that the US Court of Appeals for the Federal Circuit in Washington, DC has ruled in favour of Geneva Pharmaceuticals, Teva Pharmaceuticals and Ranbaxy, and upheld lower court rulings that invalidated GSK's US patents for its antibiotic Augmentin.

GSK continues to be committed to its newer Augmentin antibiotic medicines -- Augmentin ES and XR-- which now represent nearly 35% of the total number of prescriptions being written for branded and generic Augmentin.

S M Bicknell
Company Secretary
21st November 2003

About GSK:

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.

Inquiries:
US Media Inquiries:             Nancy Pekarek              (215) 751 7709
                                Mary Anne Rhyne            (919) 483 2839
                                Patricia Seif              (215)  751 7709

UK Media Inquiries:             Martin Sutton              (020) 8047 5502
                                Chris Hunter-Ward          (020) 8047 5502

                                David Mawdsley             (020) 8047 5502

European Analyst/Investor enquiries:
                                Duncan Learmouth           (020) 8047 5540
                                Anita Kidgell              (020) 8047 5542
                                Philip Thomson             (020) 8047 5543

US Analyst/ Investor enquiries:
                                Frank Murdolo              (215) 751 7002
                                Tom Curry                  (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


21 November 2003              Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 38,136 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 24 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


21 November 2003         The Administrators of the SmithKline  Beecham Employee
                         Benefit Trust ("the Trust") notified the Company on 24
                         November 2003 that 565 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus Investment Plan.

                         The Administrators of the Trust notified the Company on 24 November 2003 that 8,297 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

24 November 2003